February 10, 2011

Re:	Hitachi, Ltd. Form 20-F for Fiscal Year Ended March 31, 2010 Filed June 29, 2010 File No. 001-08320

Mr. Terence O’Brien
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Dear Mr. O’Brien:

We submit this letter as a supplement to our January 21, 2011 response to comments received from the Staff via letter dated November 29, 2010 relating to the Form 20-F of Hitachi, Ltd. (the “Company”) for the fiscal year ended March 31, 2010 filed on June 29, 2010 (the “Form 20-F”).

Regarding this supplemental response to the Staff’s comments, the Company recognizes and acknowledges the following:

■	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

■	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

■	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Terence O’Brien	2	February 10, 2011
Securities and Exchange Commission

Subsequent Collection of Receivables as of March 31, 2009

The tables below present a rollforward of the allowance for doubtful accounts for the year ended March 31, 2010, a breakdown of the aging of receivables as of March 31, 2009, and a summary of cash collections of such receivables during the eighteen months ended September 30, 2010.

	Balance at beginning of period	Charged to income	Bad debts written off	Balance at end of period
	(Millions of yen)
Year ended March 31, 2010:
Allowance for doubtful receivables	¥46,916	¥8,791	¥(11,784)	¥43,923

	As of March 31, 2009	Status of receivables at March 31, 2009, as of September 30, 2010
	Total	Uncollected	Written-off	Collected	Total uncollected and written-off
	(Millions of yen)
Note and trade receivables 1
Not yet due	¥2,088,084	¥207,587	¥8,302	¥1,872,195	¥215,889
Overdue
Within one year	66,608	7,855	4,472	54,281	12,327
Over one year	25,072	7,446	1,407	16,219	8,853
Subtotal	91,680	15,301	5,879	70,500	21,180
Total	¥2,179,764	¥222,888	¥14,181	¥1,942,695	¥237,069

1	The classification of receivables as “Not yet due” or “Overdue” is the classification of such receivables at March 31, 2009 and has not been updated for subsequent activity.

We analyzed the subsequent collection information in relation to the allowance balance of ¥46.9 billion which represents the estimated credit losses arising from our consolidated March 31, 2009 receivables of ¥2.1 trillion.

The Company’s and its subsidiaries’ subsequent collection activity supports the adequacy of the allowance at March 31, 2009. As of September 30, 2010, ¥15.3 billion of amounts overdue as of March 31, 2009 remained uncollected and an additional ¥14.1 billion had been written-off. Also, some specific reserves as of March 31, 2009 were released due to subsequent changes in facts and circumstances. Although these specific reserves initially met the two conditions prescribed in ASC Topic 310-10 (i.e., the relevant losses were “probable” and could be “reasonably estimated”) at the time they were established, subsequent activity obviated the need for these reserves. For example, one of our subsidiaries released its allowance of ¥1.6 billion for a customer once the subsidiary successfully obtained a pledge agreement from the customer to secure its receivables balance in the year ended March 31, 2010. Another subsidiary released its allowance of ¥0.7 billion that had been established for a payment dispute when the payment was received later in the year ended March 31, 2010. Yet another subsidiary released its allowance of ¥0.8 billion for a customer that successfully emerged from Chapter 11 bankruptcy reorganization proceedings. These allowances outlined in the examples above amounted to ¥3.1 billion in total.

Mr. Terence O’Brien	3	February 10, 2011
Securities and Exchange Commission

After subtracting the sum of ¥15.3 billion of uncollected receivables, ¥14.1 billion of write-offs through September 30, 2010 and ¥3.1 billion of allowances subsequently released from the ¥46.9 billion allowance at March 31, 2009, the residual allowance is ¥14.4 billion. Such residual amount is needed to consider losses inherent in the ¥207.5 billion “Not yet due” accounts receivable from March 31, 2009 that remained uncollected at September 30, 2010. Of the ¥207.5 billion, ¥181.8 billion was related to subsidiaries in our Financial Services segment. Uncollected amounts in the Financial Services segment are large due to the lengthy repayment period associated with the segment’s accounts receivable. Approximately ¥2.4 billion of the ¥181.8 billion has become overdue as of September 30, 2010. These subsidiaries, primarily in Japan, the United States, and United Kingdom, have historically experienced write-offs at rates ranging between 0.3% to 2.3% per annum. Applying these percentages to the appropriate categories for each subsidiary after subtracting amounts that became overdue during the eighteen months ended September 30, 2010, we estimate that approximately ¥2.2 to ¥5.4 billion of additional accounts receivables will be written off in the future. The ¥5.4 billion estimated upper end of the range is comparable to the aggregate allowances for our finance subsidiaries (Subsidiaries F, H & I) of ¥6.6 billion as of March 31, 2010 discussed in our January 21, 2011 response. In aggregate, we have identified losses ranging from ¥4.6 billion to ¥7.8 billion inherent within the ¥207.5 billion “Not yet due” accounts receivable from March 31, 2009 that remained uncollected at September 30, 2010.

The above analysis is summarized as follows:

	Low	High
	(Billions of yen)
Reserve balance as of March 31, 2009	¥46.9	¥46.9
Breakdown:
Amounts written off	¥14.1	¥14.1
Uncollected amounts which were past due as of March 31, 2009	15.3	15.3
Reversal of reserves due to change in circumstances	3.1	3.1
"not-yet-due" to overdue within ¥207 billion	2.4	2.4
Probable uncollectible amounts within ¥207 billion of "not-yet-due" receivables which remained uncollected	5.4	2.2
Residual allowance	6.6	9.8

In addition, the allowance at March 31, 2009 was determined during the height of the financial crisis at a time of significant uncertainty regarding the future of the economy and the ability of our customers to pay all amounts due. Our subsequent collection experience has proven to be better than expected when the allowance was established. Based on these factors, management believes the consolidated allowance for doubtful accounts of ¥46.9 billion as of March 31, 2009 was reasonable and appropriate in all material respects.

Historical Correlation between Allowances Recorded and Subsequent Write-offs

As stated in our January 21, 2011 response, correlation of historical write-offs with the allowance would likely require extensive regression analysis that has not previously been performed. In preparation of this response, the information we obtained supports our assertion that the time between recording an allowance and writing off accounts can be quite lengthy, frequently not occurring for several years. Even after writing off ¥14.1 billion during the 18 months ended September 30, 2010, over ¥15.3 billion of overdue amounts remain and may be written off.

Mr. Terence O’Brien	4	February 10, 2011
Securities and Exchange Commission

In addition, subsidiaries in our Financial Services segment and certain other subsidiaries have receivables with terms extending for several years. While we estimate some of these receivables will become uncollectible based on our historical experience, actual write-offs may not occur for several years.

As the time between recording an allowance and writing off accounts can be quite lengthy, frequently not occurring for several years, the allowance may not appear to correlate directly to historical write-offs. However, as described in the proposed disclosures, we consider historical write-offs as part of our consideration in establishing the allowance.

Planned Enhanced Disclosure regarding Policy for Recording Allowance for Doubtful Receivables

In order to provide investors with a better understanding of our policy for recording allowances for doubtful receivables, we plan to include revised disclosure substantially similar to the following in “Item 5. Operating and Financial Review and Prospects. — G. Critical Accounting Policies — Allowances for Doubtful Receivables” and Note 2 to our consolidated financial statements "Basis of Presentation and Summary of Significant Accounting Policies — (e) Allowance for Doubtful Receivables" of our Form 20-F for the year ending March 31, 2011.

Allowance for Doubtful Receivables

We estimate the collectability of our trade receivables as well as of our investments in leases to measure our incurred losses (that is those amounts with regard to which collection is not probable based on current information). Assessing the ultimate realization of these receivables, based on historical experience and analyses, including the current creditworthiness of each customer, requires a considerable amount of judgment. Each company in our consolidated group considers factors which are relevant to its business and circumstances, including business practices that are unique to the respective country or region in which it operates. Such factors which have been present on a historical basis and have contributed to losses at our subsidiaries in the past include: historical credit loss experience; existence of overdue payments; extended payment terms; negative evaluation by third-party credit rating agencies; excessive debt; and evaluation of deteriorating financial position and operating results. Specifically, we consider probability of credit losses if overdue payments exist or if extended payment terms are subsequently granted. However, we also consider the other factors noted above in determining probability of credit losses when outstanding balances are current but other factors indicate significant doubt about customers’ ability to make future payments in full.

Our policies require that we refrain from writing off overdue receivables until after exhaustive collection efforts have been undertaken. Account balances are generally written off against the allowance only after all means of collection have been exhausted and the potential for recovery is considered remote. Write-offs generally occur only when a debtor enters bankruptcy or liquidation because collection efforts normally continue until that point. In addition, in Japan and certain other countries where we operate, tax deductions for uncollectible receivables are only allowed upon the debtor’s bankruptcy, liquidation or when legal proceedings are concluded. This policy, which is driven by business practices and income tax regulations, results in potentially long collection and write-off cycles.

Mr. Terence O’Brien	5	February 10, 2011
Securities and Exchange Commission

We have recorded changes in required reserves in recent periods and may record them in the future due to the market environment and financial condition of customers. Any deterioration in customers’ financial positions or in their credit ratings, or increases in levels or amounts of delinquency may adversely affect net income.

Note 2 to our consolidated financial statements — Basis of Presentation and Summary of Significant Accounting Policies — (e) Allowance for Doubtful Receivables

Allowance for doubtful receivables, including both trade receivables as well as investments in leases, is the Company’s and subsidiaries’ best estimate of the amount of our incurred losses (that is those amounts with regards to which collection is not probable based on current information). Assessing the ultimate realization of these receivables, based on historical experience and analyses, including the current creditworthiness of each customer, requires a considerable amount of judgment. Each company in our consolidated group considers factors which are relevant to its business and circumstances, including business practices that are unique to the respective country or region in which it operates within the context of our group policy. Such factors which have been present on a historical basis and have contributed to losses at our subsidiaries in the past include: historical credit loss experience; existence of overdue payments; extended payment terms; negative evaluation by third-party credit rating agencies; excessive debt; and evaluation of deteriorating financial position and operating results. Account balances are generally written off against the allowance only after all means of collection have been exhausted and the potential for recovery is considered remote. Write-offs generally occur only when a debtor enters bankruptcy or liquidation because at that time collection efforts will have been exhausted. This policy results in potentially long collection cycles.

Planned Disclosure regarding Correction of Error on Schedule II

We plan to include a footnote substantially similar to the following in “Schedule II — Valuation and Qualifying Accounts” of our Form 20-F for the year ending March 31, 2011.

The Company has amended the activity columns of Schedule II to correct an immaterial classification error from the prior year. The amounts in the “Charged to income” and “Bad debt written off” columns for the year ended March 31, 2010 have been increased by ¥8,676 million. This amendment did not impact the beginning or ending allowance for doubtful receivables balance and did not impact the amounts recorded in the consolidated financial statements of the Company.

Mr. Terence O’Brien	6	February 10, 2011
Securities and Exchange Commission

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Please contact Theodore Paradise or Michael Dunn of Davis Polk & Wardwell LLP, our outside U.S. counsel at +81-3-5561-4421, with any questions you may have regarding this letter.

Sincerely yours,
/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka Vice President and Executive Officer Hitachi, Ltd.

cc:	Hitoshi Matsuoka Ernst & Young ShinNihon LLC Jackson Day Ernst & Young LLP, New York Theodore A. Paradise Michael T. Dunn Miles E. Hawks Davis Polk & Wardwell LLP